Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 14, 2025

Relating to Preliminary Prospectus dated February 6, 2025

Registration Statement No. 333-284716

NOMADAR CORP.

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-284716), including the prospectus therein (the “Registration Statement”), that Nomadar Corp. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The articles attached to this free writing prospectus as Annex A, Annex B, and Annex C (collectively, the “Articles”) were first published by the Expansión, and subsequently iterated upon by 2Playbook and TheStadiumBusiness (collectively, the “Publishers”) on February 11, 2025. The Articles are being filed because of the timing of their appearance and because they contain statements regarding the Company that followed the filing of the Registration Statement. The Articles include quotes from Rafael Contreras, the Company’s Chief Executive Officer, and Manuel Vizcaíno, the Company’s Co-Chairman of the Board, given in their respective capacities as Vice President and President of Cádiz Club de Fútbol, S.A.D., a Spanish professional soccer club based in Cádiz, Andalusia (“Cádiz”). Cádiz is the parent of Sport City Cádiz, S.L., which is the controlling stockholder and parent of the Company.

The Articles were prepared by the Publishers, none of which are affiliated with the Company. The Company made no payment and gave no consideration to the Publishers in connection with the publication of the Articles. With the exception of statements and quotations attributed directly to Messrs. Contreras or Vizcaíno, the Company does not affirm or assume responsibility for anything contained in the Articles. The Publishers also elected to include certain information from the Registration Statement within the Articles, which information was not provided by or discussed by Messrs. Contreras and Vizcaíno. The Articles represented the authors’ opinions and the opinions of others, neither of which are endorsed or adopted by the Company or any other participant of the offering to which the Registration Statement relates (the “Offering”). The statements by Messrs. Contreras and Vizcaíno were not intended to qualify any of the information, including the risk factors, included or incorporated by reference in the Registration Statement, and were not intended as offering material with respect to the Offering or otherwise.

You should consider the statements contained in this free writing prospectus, including those contained in the Articles, only after carefully evaluating all of the information included or incorporated by reference in the Registration Statement and any prospectus relating to the Offering, including the risk factors appearing in the “Risk Factors” section in the Registration Statement (the “Risk Factors”).

Forward-Looking Statements

Except for historical information, certain statements in this free writing prospectus and the Articles, are forward-looking in nature and are subject to risks, uncertainties and assumptions about the Company and its business, including, without limitation, risks, uncertainties and assumptions related to the completion of Sportech City, the Company’s management and board of directors, and the Company’s plans to fund its business and operations including the completion of Sportech City. Such forward-looking statements involve substantial risks and uncertainties that relate to future events and the actual results could differ significantly from those expressed or implied by the forward-looking statements. Any forward-looking statements are based on the Company’s current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except as required by law. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, please refer to the Risk Factors.

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates. You should read the prospectus in the Registration Statement and the information included therein, including but not limited to the financial statements and notes thereto, and any documents filed therewith, for more complete information about the Company. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Annex A

Cádiz are playing it out in New York by launching their technology subsidiary to the Nasdaq

Expansion Online

11 February 2025 Tuesday

Copyright 2025 Unidad Editorial Información Económica S.L.U. All rights reserved

Length: 768 words

Byline: Roberto Casado

Bodysuit

The Cadiz club wants to raise 123 million euros from Wall Street investors to finance Sportech City, the leisure and sports complex planned in Puerto de Santa María. To achieve this, he has signed an American broker and a former CEO of Liverpool.

Cádiz Club de Fútbol faces a key match on an unusual pitch, having hired the services of the US investment boutique Clear Street to launch the placement on the Nasdaq of Nomadar, a subsidiary of the Andalusian team in charge of developing Sportech City, a project to create a large technological and leisure city in Puerto de Santa María, within the province of Cadiz.

Cádiz’s objective with the jump of Nomadar to the New York Nasdaq, a stock market on which technology giants such as Apple or Nvidia are listed as well as Spanish groups from other sectors such as Ferrovial, is to raise 123 million euros of capital from investors in that market over the next few years.

This money would be allocated, together with some1,67 million euros of debt and direct contributions from Cádiz, to finance the construction of Sportech City, which is scheduled to open in 2030 and will have an area of 110,000 square metres to house a large auditorium for 40,000 spectators, as well as a hotel, a sports clinic, shops, restaurants and a data center.

This is a key project for the future of Cádiz, which this season has a budget of 35 million euros.

Direct quote

Nomadar has already registered with the SEC (Wall Street Markets Supervisor) the prospectus of its placement on the New York stock exchange, which will not be carried out through a public offering of shares (IPO), but through a direct listing or listing.

Under this formula, the shares of Nomadar will begin trading when Clear Street verifies that there is investor interest and there may be liquidity for the shares of that company, which Cádiz has domiciled in the state of Delaware.

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Cádiz are playing it out in New York by launching their technology subsidiary to the Nasdaq

Once on the stock market, the broker will begin to match purchase orders with the 4 million class A shares of its subsidiary that Cádiz wants to sell, and which represent 34.5% of the Class A shares. These titles have fewer political rights than class B titles, which will continue to be in the hands of the Cádiz club. In this way, the team that now plays in the Second Division of Spanish football will maintain 92% of the vote in the Nomadar boards.

These sales, if the price of $2 per share at which Nomadar’s shares were valued last year is taken as a reference, would imply a collection of $8 million. In addition, Cádiz plans to inject an additional 10 million dollars of capital into that subsidiary during the 2025 and 2026 financial years.

But in the future, the subsidiary has authorization to issue up to 100 million shares, which depending on the price it sets on the stock market would allow it to reach the target set to help finance Sportech.

The Brand of Magic

In addition to this business, Nomadar also manages a high-performance center of Cádiz and has assumed the rights to use the image of Mágico González (legendary former player of the club) outside Spain. The subsidiary must pay 15% of the sales it obtains from these activities to the Cádiz club. Another initiative of the society that is going to jump to the Nasdaq is to create academies for young soccer players in Europe and the United States.

The board of directors of Nomadar has Manuel Vizcaíno and Rafael Contreras as co-presidents (the latter also serves as CEO). The former is president of Cádiz and the latter is vice-president.

This body also incorporates three independent members, to represent stock market investors. They are Javier Sánchez (who was president of the Cádiz businessmen), Antonio G. Lobón (lawyer expert in tax matters) and Peter Moore (CEO of Liverpool between 2017 and 2020).

Risk of braking

The project to jump to the Nasdaq has its risks and cannot be taken for granted. If Clear Street does not see enough interest among investors, Cádiz could cancel the operation. Last year, FC Barcelona had to give up the jump of its audiovisual rights subsidiary to that stock market, which was to be carried out through a merger with a company already listed on the stock market.

Rafael Contreras already tried to get Humanox, a smart shin guard company, to the Nasdaq, which in the end did not happen.

In case of success with Nomadar, Clear Street can charge $1.15 million in commission.

Everything that counts and more here.

Classification

Language: SPANISH; ESPAÑOL

Publication-Type: Periódico

Subject: Funds + Investment Trusts (98%); Soccer (95%); Sales + Selling (76%)

Load-Date: February 12, 2025

TRANSLATION

End of Document

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Annex B

Finance

Cádiz seeks to boost sports city project with Nasdaq venture

Cádiz CF has launched a US subsidiary with a wide-ranging remit that includes raising funds for its ambitious Sportech City project, engaging former Liverpool CEO, Peter Moore, as a board member amid plans to list on the Nasdaq stock exchange.

The Nomadar venture will be led by US financial technology and brokerage company Clear Street. It will be majority owned by Cádiz, which currently plays in the Spanish Segunda División following relegation from LaLiga last season.

Sportech City, a wide-ranging development that will include a year-round events centre and a 7,500-square-metre data centre, was first unveiled in October 2023. Cádiz CF is working with professional services firm KPMG on the project, which is designed to ensure the club’s long-term future in the city of Cádiz.

Scheduled to open in 2030, Sportech City plans to be anchored by a new 40,000-seat sports and entertainment venue that could serve as a new stadium for the club. The likes of a hotel, sports clinic, shops and restaurants are also planned.

Nomadar has already filed its prospectus with the U.S. Securities and Exchange Commission (SEC) for placement on the Nasdaq, according to Expansión, which will not be carried out through an IPO, but rather a direct listing.

Cádiz intends to place up to 34.5% of Nomadar, according to 2Playbook, with the goal of raising €123m (£102.5m/$127.5m) to help finance Sportech City.

Moore, who was CEO of Liverpool from 2017 to 2020, joining the Premier League club following a 10-year spell as a senior executive with Electronic Arts (EA), will be a member of the board of directors of Nomadar.

Rafael Contreras, vice-president of Cádiz CF, said in a statement: “This step represents the fulfilment of the Plan Impulso, betting on digitalisation, business intelligence and the use of artificial intelligence to transform the management of the club.

“We are not only securing our present, but we are also building a more innovative Cádiz CF with a sustainable business model in the long term.”

President Manuel Vizcaíno added: “With this strategy, we consolidate Cádiz CF as a financially strong club, capable of competing at the highest level without compromising its future.”

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Annex C

Cádiz CF are considering placing their Sportech City project on the Nasdaq to raise up to 123 million euros

The LaLiga club is looking to place up to 34.5% of the project, which includes an arena for 40,000 spectators, the academies and the Mágico González brand. They are advised by Peter Moore, former CEO of Liverpool FC and former chief operating officer of Electronic Arts.

2Playbook

February 11, 2025

Cádiz CF are looking for an initial injection of resources on the Nasdaq to boost their Sportech City. The LaLiga Hypermotion club has begun the procedures to place up to 34.5% of the subsidiary that will channel this project with a strong commercial component on the stock exchange specialized in technology stocks in New York. In total, it could raise 123 million euros to finance the leisure and sports complex that it wants to build in Puerto de Santa María.

The project has been evolving, and Nomadar – this is the name of the company created to raise the financing – will have a much broader corporate purpose, according to the documentation sent to the Nasdaq, advanced by Expansión and to which 2Playbook has also accessed. In addition, with a long execution period, since the forecast is that the entry of investors will take place gradually and the inauguration of the facilities will take place in 2030.

“This step represents the fulfilment of the Impulse Plan, betting on digitalisation, business intelligence and the use of artificial intelligence to transform the club’s management. Not only are we securing our present, but we are building a more innovative Cádiz CF with a sustainable business model in the long term,” said Rafael Contreras, vice president of the club.

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For his part, president Manuel Vizcaíno highlighted the impact it could have on sporting competitiveness: “This project will allow us to increase the salary limit without depending exclusively on television or season ticket revenues. With this strategy, we consolidate Cádiz CF as an economically strong club, capable of competing at the highest level without compromising its future”.

Development of the macro-project

On the real estate side, the company plans to develop 110,000 square meters in the province of Cádiz, with an arena for 40,000 spectators designed for concerts and sporting events, implying that the football club could have a new stadium. Around it, a large leisure area with a gym and spa, a convention center, a hotel, a sports clinic, 56 shops - mainly luxury and sports - and 17 restaurants.

In addition, and in order to provide the vehicle with real business during the construction process, the club has added additional assets. These are the exploitation rights of Mágico González’s brand outside Spain, since some fashion collections with his image have already been launched, as well as the opening of football academies in Europe and the United States and the expansion of its system for the development of elite athletes.

Related

Sportech City: Cádiz CF’s lever to turnover 20 million a year after investing 371 million

Throughout this process of boosting investor appetite in the United States, Clear Street is acting as placement bank, while Cádiz CF has committed up to $10 million (€9.7 million) to finance the operations of its new subsidiary while waiting to boost investor appetite in the United States. Specifically, it will contribute $5.5 million (€5.3 million) in three tranches during 2025 and another $4.5 million (€4.3 million) in 2026, always depending on how the share placement evolves.

Apart from the 123 million dollars that it expects to raise with the sale of shares, the Cadiz team also plans to obtain approximately 162 million euros (approximately 176 million dollars) of external financing. Specifically, it proposes to use bond issues, investment funds and bank loans that it would apply for between 2027 and 2031 gradually.

In order to gain the trust of US investors, the LaLiga club has signed Peter Moore, who was CEO of Liverpool FC between 2016 and 2020 and was previously chief operating officer of Electronic Arts, as a member of the board of directors of Nomadar. The highest governing body is completed by the president of the club, Manuel Vizcaíno, its vice-president, Rafael Contreras, and two other independent members who will represent the investors, Javier Sánchez and Antonio G. Lobón.

About Intelligence 2P

Intelligence 2P is 2Playbook’s strategy and market intelligence unit, whose data platform monitors in real time the business of 60 clubs in LaLiga, Liga F and Primera Rfef; 200 clubs from European leagues; 22 clubs from ACB and Primera FEB.

The platform also counts attendance at all sports, entertainment and music events in Spain, as well as more than 25,000 sponsorship contracts in the Spanish market and another 7,000 contracts from the European and North American football and basketball leagues, segmented by competition, type of assets, brands, product categories and approximate economic value of each agreement. If you want more information, contact us through intelligence@2playbook.com.

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